Exhibit 99-B.4.5
RELIASTAR LIFE INSURANCE COMPANY

A Stock Company
Home Office: Minneapolis, Minnesota	ING Service Center: Minot, North Dakota
RETURN OF PURCHASE PAYMENT DEATH BENEFIT RIDER

This Rider is part of your Contract. The provisions in this Rider supersede any conflicting provisions in your Contract or in any prior rider.

"We" are ReliaStar Life Insurance Company.
"You" are the Owner of the Contract according to our records.

You have elected the Return of Purchase Payment Death Benefit Rider.

This Rider may be elected only at the Issue Date and will remain in effect until the earlier of:
a.	when the entire withdrawal value of the Contract is withdrawn,
b.	when death benefit proceeds become payable under the Contract,
c.	any termination of the Contract in accordance with the provisions of the Contract, or
d.	the Start Date.
The following replaces the Section of your Contract called Payments at Death:
A.	General

At the Beneficiary's election, distribution of all or part of the death benefit may be deferred to the extent allowed by state or federal law or IRS regulation.

B.	Return of Purchase Payment Death Benefit Rider Fee

The Return of Purchase Payment Death Benefit Rider Fee is the fee charged for this Rider. It is equal to 0.05% on an annual basis of your average daily Contract Value. The Return of Purchase Payment Death Benefit Rider Fee is charged quarterly. Upon full withdrawal of the Contract, we will deduct the fee that has accumulated since the last quarterly charge.

The Return of Purchase Payment Death Benefit Rider Fee is deducted from the Contract Value in proportion to each available investment option's proportionate percentage of the total Contract Value as of the Valuation Date immediately preceding the date of deduction.

C.	Death Benefit Before the Start Date

The amount of the death benefit is defined as follows:

The death benefit is the greater of A or B, less any Outstanding Loan Balance (if loan is applicable) where:

1.	A is the Contract Value on the Death Benefit Valuation Date; or
2.	B is the Adjusted Purchase Payment Total as defined below.

Form No. 40069 11-04	1

Definition of Adjusted Purchase Payment Total - The initial Adjusted Purchase Payment Total is equal to the initial Purchase Payment. Thereafter, the Adjusted Purchase Payment Total is increased by the amount of each subsequent Purchase Payment and reduced pro-rata for each subsequent partial withdrawal. The pro-rata adjustment on the Adjusted Purchase Payment Total for each partial withdrawal, is defined as the Adjusted Purchase Payment Total at the time multiplied by the fraction A divided by B, (A/B), where:

(1)	A is the Contract Value immediately after a partial withdrawal; and
(2)	B is the Contract Value immediately before a partial withdrawal.

If there is a change in Owner to someone other than a spouse, the initial Adjusted Purchase Payment Total will be reset to the Contract Value as of the effective date of change.

If the Owner is a Non-Natural Person, and the Annuitant dies before the Start Date, the death benefit will be payable upon the Annuitant's death.

D.	Death Benefit Valuation Date

The Death Benefit Valuation Date is the Valuation Date following the date we receive both:

1.	Proof of your death; and
2.	The Beneficiary's written request in a form which we approve for:
a.	A single sum payment; or
b.	An annuity payout permitted by Code Section 401(a)(9).
E.	Payment of Death Benefit

If the Beneficiary elects a single sum payment of the death benefit, we will make payment within seven days after the Death Benefit Valuation Date.

If an annuity payout is requested, it may be any annuity payout:

1.	That could have been selected under Section 7 of the Contract; and
2.	Which is permitted by Code Sections 401(a)(9), 403(b)(10), and the regulations thereunder.
F.	Death Benefit On or After the Start Date

On or after the Start Date, the amount of the death benefit, if any, is governed by the annuity payout in effect on the date of your death.

G.	If Your Contract is an IRA or a Non-qualified Contract

When an Owner dies before the Start Date, the individual entitled to the death benefit is the first person in priority order, among the following, who is alive on the date of Owner's death:

1.	Joint Owner, if any (not permitted for IRA contracts); or
2.	Primary Beneficiary; or
3.	Contingent Beneficiary.

If none of the persons above are alive on the date of Owner's death, the death benefit will then be paid to the Owner's estate.

If the designated Beneficiary, as determined above, is the Owner's surviving legal spouse, the legal spouse has the additional option to continue the Contract as the Owner.

Your surviving legal spouse would then have all ownership rights described in the Contract.

Form No. 40069 11-04	2

At subsequent withdrawal, any withdrawal charges applicable to Purchase Payments made prior to the date we receive due proof of the original Owner's death will be waived. Any Purchase Payments paid later will be subject to any applicable withdrawal charges.

If the legal surviving spouse elects to continue the Contract and if the amount of the Adjusted Purchase Payment Total as calculated in Section C2 above, minus the Contract Value on the Death Benefit Valuation Date, is greater than zero, we will add such difference to the Contract Value. Such addition will be allocated to the investment options in the same proportion as the existing Contract Value is invested. This Rider will continue to apply and any subsequent death benefit would be payable on the death of the surviving spouse. For the purpose of the calculation in Section C2, any amount added to the Contract Value at the death of the original Owner is not considered a Purchase Payment.

Effective Date - [02/01/2004]

Notwithstanding anything else in your Contract, the provisions of this Rider are controlling.

All other terms and conditions as defined in the Contract remain unchanged, unless otherwise defined in this Rider.
RELIASTAR LIFE INSURANCE COMPANY
/s/ Donald W. Britton	/s/ Paula Cludray-Engelke
President	Secretary

Form No. 40069 11-04	3